# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied DNA Sciences Inc., CIK 0000744452
CUSIP: 03815U607
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 50 Health Sciences Drive, Stony Brook, New York (NY), 11790
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-24-000852
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 155,586; shared voting power 0; sole dispositive power 155,586; shared dispositive power 0; aggregate amount beneficially owned 155,586 (3.4% of the class)

## Item 1. Issuer
Name of issuer: Applied DNA Sciences Inc.
Address of issuer's principal executive offices: 50 Health Sciences Drive, Stony Brook, NY 11790

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
155,586

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on June 7, 2024, covering 1,013,807 Common Shares purchased on May 28, 2024. The amounts in Row (5), (7) and (9) represent 152,669 Series A Warrants and 2,917 Series C Warrants, each to purchase shares of Common Stock of the Issuer. The percentage set forth on Row (11) of the cover page for the reporting person is based on 4,354,782 shares of Common Stock outstanding as of October 31, 2025, based on the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 30, 2025.

Nir Shamir is the Chief Executive Officer of the Reporting Person. As such, Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 3.4%
Sole power to vote or to direct the vote: 155,586
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 155,586
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (11/14/2025)